SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 36259; File No. 812-15885

Apogem Capital LLC, <u>et</u> <u>al</u>.

July 21, 2026.

<u>AGENCY</u>: Securities and Exchange Commission ("Commission" or "SEC").

<u>ACTION</u>: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

<u>Summary of Application</u>: Applicants request an order to permit certain business development companies ("BDCs"), closed-end management investment companies, and open-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

<u>Applicants</u>: Apogem Capital LLC, Bow River Capital Evergreen Fund, Bow River Advisers, LLC, New York Life Insurance Company, New York Life Insurance and Annuity Corporation, and certain of their affiliated entities, as described in Schedule A to the application.

<u>Filing Dates</u>: The application was filed on August 28, 2025, and amended on February 2, 2026, June 5, 2026, and July 14, 2026.

<u>Hearing or Notification of Hearing</u>: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by email, if an email address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. The email should include

the file number referenced above. Hearing requests should be received by the Commission by 5:30 p.m., Eastern time, on August 17, 2026, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: S. André Warner, Esq., Apogem Capital LLC, andre.warner@apogemcapital.com; Jeremy Held, Bow River Advisers, LLC, jheld@bowrivercapital.com; Anne Choe, Esq., anne.choe@stblaw.com, and Jonathan Gaines, Esq., jonathan.gaines@stblaw.com, both of Simpson Thacher & Bartlett LLP; and Joshua B. Deringer, Esq., Faegre Drinker Biddle & Reath LLP, joshua.deringer@faegredrinker.com.

FOR FURTHER INFORMATION CONTACT: Jill Ehrlich, Senior Counsel, or Adam Large, Senior Special Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' third amended application, filed July 14, 2026, which may be obtained via the Commission's website by searching for the file number at the top of this document,

or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/search-filings. You may also call the SEC's Office of Investor Education and Assistance at (202) 551– 8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.